Exhibit 99.3

Press Release

Annual General Meeting of April 30, 2024

•	Approval of the financial statements for the fiscal year 2023
•	Distribution of a cash dividend of €3.76 per share, with payment as of May 15, 2024
•	Board composition: renewal of two Directors and appointment of three new Independent Directors

Paris, April 30, 2024. The Combined General Shareholders’ Meeting of Sanofi was held on April 30, 2024, under the chairmanship of Frédéric Oudéa. All resolutions submitted to the vote were adopted by the shareholders.

The General Meeting approved the individual Company and consolidated financial statements for the fiscal year 2023 and decided on the distribution of an ordinary annual dividend of €3.76 per share. The payment of the dividend will be made on May 15, 2024.

The General Meeting also renewed Rachel Duan and Lise Kingo as Directors, and approved the appointment of Clotilde Delbos, Anne-Françoise Nesmes and John Sundy, all being qualified as independent Directors.

On the proposal of the Appointments, Governance and CSR Committee, the Board of Directors has appointed Clotilde Delbos as member of the Audit and Compensation Committees, Anne-Françoise Nesmes as member of the Audit Committee and John Sundy as member of the Scientific Committee. Carole Ferrand succeeds Fabienne Lecorvaisier as head of the Audit Committee, who will remain a member of the Committee for the last year of her term. Antoine Yver becomes Chair of the Scientific Committee and a member of the Strategy Review Committee.

Following the General Meeting, the Board of Directors is temporarily composed of 17 Directors, including two directors representing employees. It has an independence rate of 80% and a gender diversity rate of 47%. It also has 8 directors of foreign nationality, i.e. a rate of 47%.

The voting results and the videocast of the Annual General Meeting are available here.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across the world, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Investor Relations

Thomas Kudsk Larsen |+ 44 7545 513 693 | thomas.larsen@sanofi.com

Alizé Kaisserian | + 33 6 47 04 12 11 | alize.kaisserian@sanofi.com

Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com

Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Tarik Elgoutni| + 1 617 710 3587 | tarik.elgoutni@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

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